Exhibit 99.1

Stockholm, Sweden	November 2, 2021

Calliditas Therapeutics’ nomination committee for the AGM 2022

Calliditas Therapeutics AB (publ.) publishes the nomination committee’s composition for the AGM in 2022.

The nomination committee, which is appointed in accordance with the principles adopted by the extraordinary general meeting in 2017, consists of:

•	Patrick Sobocki, appointed by Stiftelsen Industrifonden

•	Karl Tobieson, appointed by Linc AB

•	Pär Sjögemark, appointed by Handelsbanken Fonder

•	Elmar Schnee (chairman of the board of directors)

The nomination committee shall, before the annual general meeting 2022, prepare a proposal for the election of chairman and other members of the board of directors, the election of chairman of the annual meeting, election of auditors, the determination of fees and matters pertaining thereto.

For more information please visit:

https://www.calliditas.se/en/nomination-committee-2314/

Shareholders who wish to submit proposals to the nomination committee for the annual general meeting on May 31, 2022, can do so by e-mail to finance@calliditas.com. Proposals should be submitted to the nomination committee before April 8, 2022.

For further information, please contact:

Fredrik Johansson, CFO at Calliditas

Email: fredrik.johansson@calliditas.com

Telephone: +46 703 52 91 90

The information was submitted for publication, through the agency of the contact person set out above, at 10.00 a.m CET on November 2, 2021.

About Calliditas Therapeutics

Calliditas Therapeutics is a biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of adults with the autoimmune renal disease primary IgA nephropathy (IgAN), for which there is a high unmet medical need and there are no approved treatments. Calliditas read out topline data from Part A of its global Phase 3 study in IgAN in November 2020 and, if approved, aims to commercialize Nefecon in the United States. Calliditas is also planning to start clinical trials with NOX inhibitors in primary biliary cholangitis and head and neck cancer. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT).